WILMER CUTLER PICKERING
    HALE AND DORR LLP

March 18, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

  Re:
  BioSphere Medical, Inc.
  Commission File No. 000-23678
  Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of BioSphere Medical, Inc. (the "Company"), transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are preliminary copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company's 2005 Annual Meeting of Stockholders to be held on May 18, 2005 (the "Annual Meeting"). The Company anticipates releasing its definitive proxy materials to stockholders on or about April 11, 2005.

Please call the undersigned at (617) 526-6000 if you have any questions or comments regarding this matter.

                      Very truly yours,

                      /s/ Cynthia T. Mazareas

                      Cynthia T. Mazareas

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